
RECEIVED
JUN 2 0 2003
WASH. D.C.
181
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03025462

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:

TRANSPRO, INC. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

Transpro, Inc. 401(k) Savings Plan (the "Plan")

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

All other schedules are omitted as not applicable or not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Transpro, Inc. 401(k) Savings Plan

By: /s/ Richard A. Wisot
Richard A. Wisot
Vice President, Chief Financial Officer,
Treasurer and Secretary
Transpro, Inc.

June 20, 2003

Transpro, Inc. 401(k) Savings Plan

Financial Statements
December 31, 2002 and 2001

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Transpro, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Transpro, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 19, 2003

Transpro, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments, at fair value	$ 12,296,059	$ 12,176,135
Receivables		
Participants' contributions	37,758	46,233
Employer's contributions	12,178	14,905
Total receivables	49,936	61,138
Net assets available for benefits	$ 12,345,995	$ 12,237,273

The accompanying notes are an integral part of these financial statements.

Transpro, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to		
Investment income		
Interest	$ 36,055	$ 38,730
Dividends	334,540	347,411
Total investment income	370,595	386,141
Contributions		
Participants'	1,387,456	1,426,563
Employer's	416,737	424,993
Total contributions	1,804,193	1,851,556
Total additions	2,174,788	2,237,697
Deductions from net assets attributed to		
Net depreciation in value of investments	807,261	592,561
Benefits paid to participants	1,250,280	997,950
Administrative expenses	8,525	7,600
Total deductions	2,066,066	1,598,111
Net increase	108,722	639,586
Net assets available for benefits		
Beginning of year	12,237,273	11,597,687
End of year	$ 12,345,995	$ 12,237,273

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The Transpro, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan established for the benefit of non-union, and certain union employees of Transpro, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by the Company. All non-union employees employed by the GO/DAN Industries Inc. ("GDI") division and G&O Manufacturing division ("G&O") of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. Union employees of GDI represented by Local No. 864, International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW and union employees of G&O represented by Local 655, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL/CIO are entitled to participate in the Plan after they become eligible employees, as defined by the Plan.

To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20-1/2 years of age or older.

Contributions
For the plan years ended December 31, 2002 and 2001, nonhighly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Transpro, Inc. common stock fund as investment options for participants.

The Plan provides for automatic enrollment for all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 3 percent (2 percent with respect to eligible employees of GDI), effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the Plan's eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

The Plan provides that for those participants employed at GDI and for certain existing non-union employees of G&O, and all non-union employees of G&O that were hired on or after January 1, 2001, the Company will contribute an amount equal to 100 percent of the participant's contribution up to 2 percent of the participant's gross pay. For all union, and those non-union employees of G&O that are not included in the Company matching contribution calculation immediately preceding, the Company will contribute 25 percent of the first 1 percent of the participant's contribution, plus 25 percent of the second 1 percent of the participant's contribution, plus 50 percent of the third 1 percent of the participant's contribution, with a maximum match of $1,200 per year.

Participant Accounts
The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
All participants are immediately vested in their contributions plus actual earnings thereon.

All participants employed at G&O are immediately fully vested in Company matching contributions and related earnings thereon. All participants employed at GDI become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service. All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

Forfeited nonvested accounts are first applied to pay expenses under the Plan that would otherwise be paid by the employer. Remaining forfeitures, if any, are deemed to be employer contributions and allocated to participants.

Payment of Benefits
On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant's vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant's vested account balance has never exceeded $5,000, the entire vested account shall be payable in a single lump-sum. If the participant's vested account balance has been greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70-½.

Withdrawals and Loans
A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Plan administrator. Interest rates on loans outstanding at December 31, 2002 ranged from 5-1/4 percent to 10-1/2 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

2. Summary of Accounting Policies

The following is a summary of the significant accounting policies:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses
General administrative expenses are offset by forfeitures of nonvested accounts, with any expenses in excess of the forfeitures being paid by the Company. Administrative expenses were reduced by $851 and $760 for the years ended December 31, 2002 and 2001, respectively, from such forfeitures. The Company incurred expenses of approximately $38,000 and $41,000, for the plan years ended December 31, 2002 and 2001, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds, a Transpro, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

3. Investments

The following table presents the value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 and 2001:

	2002	2001
Merrill Lynch Retirement Preservation Trust	$ 4,838,308	$ 4,630,234
Merrill Lynch S&P 500 Index Fund	2,730,174	3,368,393
Van Kampen American Value Fund	1,262,288	1,419,617
Mercury Total Return Bond Fund	1,214,716	863,711
Transpro, Inc. common stock	1,052,668	*

* Investment value not presented as individual investment does not represent 5 percent or more of net assets available for benefits at December 31, 2001.

During 2002 and 2001, the Plan's investments (including gains and (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	$ (1,278,171)	$ (672,366)
Transpro, Inc. common stock	470,910	79,805
Net depreciation in investments	$ (807,261)	$ (592,561)

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party Transactions

Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2002 and 2001 were $8,525 and $7,600, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

Transpro, Inc. 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:			
*	Transpro, Inc.	Common stock, 187,981 shares	$ 861,935	$ 1,052,668
	Mutual Funds:			
	Merrill Lynch Trust Company:			
*	Mercury Total Return Bond Fund	Mutual fund, 91,263 shares	1,157,883	1,214,716
*	Merrill Lynch Fundamental Growth Fund	Mutual fund, 15,933 shares	284,146	202,344
*	Dreyfus Premier Worldwide Growth Fund	Mutual fund, 1,088 shares	32,716	27,610
*	Van Kampen American Value Fund	Mutual fund, 83,540 shares	1,757,567	1,262,288
*	Van Kampen Emerging Growth Fund	Mutual fund, 5,575 shares	312,993	157,543
*	Merrill Lynch Equity Income Fund	Mutual fund, 10,102 shares	116,507	102,228
*	Merrill Lynch S&P 500 Index Fund	Mutual fund, 253,734 shares	3,976,790	2,730,174
*	Merrill Lynch International Index Fund	Mutual fund, 1,316 shares	12,435	9,320
*	Lord Abbett Developing Growth Fund	Mutual fund, 1,500 shares	18,148	15,965
*	Alliance Premier Growth Fund	Mutual fund, 2,673 shares	56,920	36,731
*	Ivy International Fund	Mutual fund, 8,243 shares	215,420	134,776
*	Merrill Lynch Trust Company	Cash	1,001	1,001
	Collective Trust:			
	Merrill Lynch Trust Company:			
*	Merrill Lynch Retirement Preservation Trust	4,838,308 shares	4,838,308	4,838,308
*	Participant loans	Loans to participants collateralized by their accounts. Repayment terms range up to thirty years. Interest rates in effect during period 5-1/4 percent - 10-1/2 percent.	-	510,387
				$ 12,296,059

* Denotes party-in-interest

Transpro, Inc. 401(k) Savings Plan
Form 5500, Schedule G, Part III –
Schedule of Nonexempt Transactions
Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase Price	(e) Selling Price	(d) Lease Rental	(g) Expense Incurred in connection with Transaction	(h) Cost of Asset	(i) Currrent value of asset	(j) Net gain or (loss) on each transaction
Transpro, Inc.	Sponsor	December 2002 employee contributions were deposited on February 12, 2003	$ -	$ -	$ -	$ -	$ -	$ 2	$ -

Exhibit 99.1

Certification of Periodic Financial Report

Pursuant to 18 U.S.C. 1350, the undersigned, Charles E. Johnson, the chief executive officer of Transpro, Inc. (the "issuer"), does hereby certify that the report on Form 11-K accompanying this certification (the "report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the plan.

/s/ Charles E. Johnson
Charles E. Johnson
President and Chief Executive Officer
(chief executive officer)
Transpro, Inc.
June 20, 2003

Exhibit 99.2

Certification of Periodic Financial Report

Pursuant to 18 U.S.C. 1350, the undersigned, Richard A. Wisot, the chief financial officer of Transpro, Inc. (the "issuer"), does hereby certify that the report on Form 11-K accompanying this certification (the "report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the plan.

/s/ Richard A. Wisot
Richard A. Wisot
Vice President and Chief Financial Officer
(chief financial officer)
Transpro, Inc.
June 20, 2003